Exhibit 99.1

MultiMetaVerse Holdings Limited Announces Establishment of Joint Venture

SHANGHAI, August 28, 2024 -- MultiMetaVerse Holdings Limited (NASDAQ: MMV) (“MMV” or the “Company”), a leading animation and entertainment company for young consumers in China, today announced the establishment of a new joint venture, GOLD ABC DIGITAL TECHNOLOGY CO., LIMITED (“GOLD ABC”), and its initial strategic investments.

MMV previously partnered with ZHENGHE HOLDING CO., LIMITED (“Zhenghe”), a blockchain technology service provider, to form GOLD ABC, a Hong Kong-based entity focused on algorithms to achieve self-holding asset appreciation. This collaboration aims to leverage the expertise of both parties in financial technology, blockchain, and traditional finance, and potentially creates a valuable opportunity for MMV to enter into a new industry. MMV owns 20% of GOLD ABC and ZHENGHE is responsible for GOLD ABC’s daily management and operation.

Earlier this month, GOLD ABC borrowed 500 Bitcoins at an average cost of $60,000 per Bitcoin from Zhenghe for a one-year term at 8% interest per annum. GOLD ABC intends to utilize its established AI algorithms for secondary market trades to manage and increase the value of these assets. Over the next three months, GOLD ABC intends to open a position and buy gold which GOLD ABC views as another quality alternative asset in the current political and economic environment.

Yiran Xu, Chairman and CEO of MMV commented, “The establishment of GOLD ABC represents a significant milestone in our strategic expansion into the rapidly evolving world of digital assets and blockchain technology. This joint venture positions MMV at the forefront of financial innovation.”

Wenjin Li, Director and CEO of Zhenghe commented, “We are confident that these initiatives will not only drive our growth but also create substantial value for our shareholders. In this fast-paced industry, we believe our unique blend of technological expertise and forward-thinking strategies will enable us to capitalize on emerging opportunities and establish Gold ABC as a leader in the convergence of traditional finance and cutting-edge technology.”

About MultiMetaVerse Holdings Limited.

MultiMetaVerse Holdings Limited (NASDAQ: MMV) is an animation and entertainment company dedicated to providing a high-quality, immersive entertainment experience through original, user-generated, and professional user-generated content. MMV commenced animation production in 2015 under its signature Aotu World brand, which has attracted a broad following with its inspiring storyline and unique graphic style, particularly among younger audiences in China. By leveraging the company’s established user base, MMV has built a diverse product portfolio, including animated content, comic books, short videos, collectibles, stationery, consumer products, and mobile games across the Aotu World brand. It has also developed and augmented new brands, stories, and characters, such as Neko Album.

For more information, please visit https://www.multi-metaverse.com/.

For investor and media inquiries, please contact:

MultiMetaVerse Holdings Limited

Investor Relations

E-mail: ir@multi-metaverse.com

Safe Harbor Statement

This press release contains forward-looking statements which generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s future commercial operations. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the Company’s inability to implement its business plans, identify and realize additional opportunities, or meet or exceed its financial projections and changes in the regulatory or competitive environment in which the Company operates. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F and other documents filed or to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. All information provided herein is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.